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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-04___ AND ENDING ___12-31-04___

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities, Inc. *Turner, Nord, Kienbaum*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___601 W. Riverside Ave Suite 1430___

(No. and Street)

Spokane	Wa	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___McDirmid, Mikkelsen & Secrest, P.S.___

(Name – *if individual, state last, first, middle name*)

926 W. Sprague Suite 300	Spokane	Wa	99204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Tom L. Turner_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Alliant Securities, Inc. Turner,Nord,Kienbaum
_____ , as

of _____December 31,_____, 20_04_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

Certified Public Accountants

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

January 14, 2005
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS	2004	2003
Cash	$ 706,193	$ 685,751
Segregated cash	5,000	5,000
Accounts receivable from brokers and dealers	15,945	9,430
Accounts receivable from customers	8,303	37,796
Officer receivable	20,801	
Secured demand notes receivable collateralized by marketable securities	450,000	450,000
Prepaid expenses and deposit	3,575	3,575
Deposits with clearing brokers	62,000	37,000
Cash surrender value of officers' life insurance	31,755	29,598
Property and equipment	6,781	13,670
	$ 1,310,353	$ 1,271,820

LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to brokers and dealers	$ 11,192	$ 3,910
Payable to customers	5,277	29,737
Accounts payable	33,803	23,451
Other liabilities	15,994	25,783
Accrued profit sharing plan contribution	100,652	99,851
Accrued payroll	264,894	221,251
Payroll and business taxes payable	4,341	2,337
	436,153	406,320
Subordinated borrowings	450,000	450,000
Stockholders' equity:		
Common stock, $50 par value:		
Authorized, 1,000 shares;		
Issued and outstanding, 1,000 shares	50,000	50,000
Additional paid-in capital	237,883	237,883
Retained earnings	136,317	127,617
	424,200	415,500
	$ 1,310,353	$ 1,271,820

*The accompanying notes are an integral
part of the financial statements.*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 1,857,259	$ 1,676,016
Interest income	48,223	53,574
Other income	94,400	112,796
	1,999,882	1,842,386
Expenses:		
Salesmen salaries and commissions	892,473	852,410
Office salaries	289,906	263,933
Payroll taxes	62,808	55,937
Profit sharing plan contribution	100,652	99,851
Medical insurance	67,847	57,240
Officers' life and disability insurance	5,572	6,362
Telephone and telequote	31,090	32,354
Rent	116,507	81,495
Office supplies and postage	78,428	68,431
Data processing	85,276	72,305
Clearing costs	62,038	54,249
Regulatory fees	8,411	8,739
Business and property taxes	31,299	29,486
Dues, licenses and subscriptions	19,563	24,813
Depreciation	6,889	8,914
Equipment rental and maintenance	12,548	7,489
Professional services	16,940	20,056
Corporate insurance	8,066	13,904
Auto and travel expense	30,836	30,741
Meals and entertainment	16,414	14,203
Advertising and promotion	2,190	2,116
Interest expense	272	1,117
Bank and transfer fees	15,009	18,793
Donations	148	2,220
Contracted wages		228
	1,961,182	1,827,386
Net income	$ 38,700	$ 15,000

*The accompanying notes are an integral
part of the financial statements.*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2004 and 2003

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2003	1,000	$ 50,000	$ 237,883	$ 127,617	$ 415,500
Net income				15,000	15,000
Less dividends paid				(15,000)	(15,000)
Balances, December 31, 2003	1,000	50,000	237,883	127,617	415,500
Net income				38,700	38,700
Less dividends paid				(30,000)	(30,000)
Balances, December 31, 2004	1,000	$ 50,000	$ 237,883	$ 136,317	$ 424,200

*The accompanying notes are an integral
part of the financial statements.*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2004 and 2003

Subordinated borrowings at January 1, 2003	$ 450,000
Increases:	
None	-0-
Subordinated borrowings at December 31, 2003	450,000
Increases:	
Secured demand note collateral agreement, due October 31, 2008	37,500
Secured demand note collateral agreement, due October 31, 2008	37,500
Secured demand note collateral agreement, due October 31, 2008	150,000
Decreases:	
Matured secured demand note collateral agreements	(225,000)
Subordinated borrowings at December 31, 2004	**$ 450,000**

The accompanying notes are an integral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	**$ 38,700**	$ 15,000
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation	**6,889**	8,914
Loss on disposal of assets		261
Changes in assets and liabilities:		
Net receivable from brokers and dealers	**767**	(844)
Net receivable from customers	**5,033**	(9,701)
Officer receivable	**(20,801)**	10,780
Deposits	**(25,000)**	(2,000)
Accounts payable and other liabilities	**563**	19,992
Accrued profit sharing plan contribution	**801**	32,820
Accrued payroll	**43,643**	12,684
Payroll and business taxes payable	**2,004**	126
Net cash provided by operating activities	**52,599**	88,032
Cash flows from investing activities:		
Premium payments on officers' life insurance	**(2,157)**	(2,122)
Cash flows from financing activities:		
Dividends paid	**(30,000)**	(15,000)
Net increase in cash	**20,442**	70,910
Cash at beginning of year	**685,751**	614,841
Cash at end of year	**$ 706,193**	$ 685,751
Supplemental disclosure of cash paid during the		
year for interest	**$ 272**	$ 1,117

*The accompanying notes are an integral
part of the financial statements.*

1. **The Company and Significant Accounting Policies:**

   The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the National Association of Securities Dealers (NASD). The Company's office is located in Spokane, Washington.

   The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

   In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

   Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

   Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives.

Continued

2. Reserve Bank Account:

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. The required balance in this reserve account was $8,800 and $-0- at December 31, 2004 and 2003, respectively. The Company segregated $5,000 for the years ended December 31, 2004 and 2003, respectively, for this purpose. On January 4, 2005 an additional $10,000 was deposited for the year ended December 31, 2004.

3. Subordinated Borrowings:

The Company has non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings are in the amount of $150,000 from each of the 33.33% shareholders with $225,000 due October 31, 2006, and $225,000 due October 31, 2008. All notes are non-interest bearing and are subordinated to the claim of general creditors.

The agreements have been approved by the NASD and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Property and Equipment:

A summary of property and equipment at December 31, 2004 and 2003 is as follows:

	2004	2003
Furniture and equipment	$150,721	$150,721
Leasehold improvements	6,144	6,144
	156,865	156,865
Less accumulated depreciation and amortization	150,084	143,195
	$ 6,781	$ 13,670

Continued

5.   **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2004 and 2003, the Company had net capital of $842,908 and $848,200, which was $592,908 and $598,200, respectively, in excess of its required net capital. The Company's net capital ratio was .52 to 1 and .48 to 1 at December 31, 2004 and 2003, respectively.

6.   **Operating Line of Credit:**

The Company has a $1,000,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2004 and 2003.

7.   **Profit Sharing Plan:**

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2004 and 2003 were $100,652 and $99,851, respectively.

Continued

8. **Commitments:**

The Company leases its business office under a noncancellable lease agreement. On July 17, 2002, the lease agreement was amended and the term was extended to July 31, 2007. Rent expense was $116,507 and $81,495 for the years ended December 31, 2004 and 2003, respectively. Monthly payments are $8,951. Future minimum payments under the lease agreement are as follows:

Years ending December 31	Total
2005	$115,896
2006	122,189
2007	73,418
	$311,503

9. **Federal Income Taxes:**

Federal income taxes otherwise payable for the years ended December 31, 2004 and 2003 have been offset by utilization of tax net operating loss carryforwards.

At December 31, 2004, the Company had remaining net operating loss carryforwards of approximately $20,000 available to offset future taxable income in years ending on or before December 31, 2013. A deferred net tax asset of approximately $3,000 and $9,000 at December 31, 2004 and 2003, respectively, has not been recognized.

McDIRMID, MIKKELSEN & SECREST, P.S.

Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

We have audited the accompanying financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2004 and have issued our report dated January 14, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4, and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen & Secrest, P.S.

January 14, 2005
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net capital:

Stockholders' equity:

Common stock	$ 50,000	
Additional paid-in capital	237,883	
Retained earnings	136,317	
Total stockholders' equity		$ 424,200
Subordinated borrowings allowable in computation of net capital		450,000
Total stockholders' equity and allowable subordinated borrowings		874,200

Deductions:

Non-allowable assets:

Unsecured accounts	135	
Officer receivable	20,801	
Furniture and equipment at cost, net of accumulated depreciation	6,781	
Prepaid expenses and deposits	3,575	
		31,292

Net capital 842,908

Minimum net capital required 250,000

Excess net capital $ 592,908

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2004

Aggregate indebtedness:

Payable to brokers and dealers	$ 11,192
Payable to customers	5,277
Accounts payable	33,803
Other liabilities	15,994
Accrued profit sharing plan contributon	100,652
Accrued payroll	264,894
Payroll and business taxes payable	4,341
Total aggregate indebtedness	**$ 436,153**

Ratio: Aggregate indebtedness to net capital   **.52 to 1**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$ 5,277	
Customer securities failed to receive (including credit balances in continuous net settlement accounts)	11,191	
Total credit items		$ 16,468
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		8,087
Excess of total credits over total debits		$ 8,381
Reserve requirement		$ 8,800

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $5,000 for the year ended December 31, 2004. On January 4, 2005 an additional $10,000 was deposited.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2004

Net capital:

Net capital as reported on FOCUS REPORT	$ 1,120,979
Audit adjustments:	
Increase in accounts receivable from brokers and dealers	6,515
Increase in cash surrender value of offficers' life insurance	2,157
Decrease in accounts payable	20,197
Increase in accrued profit sharing plan contribution	(97,287)
Increase in accrued payroll	(264,894)
Decrease in income tax payable	62,388
Increase in other current liabilities	(7,147)
Net capital which should have been reported	**$ 842,908**
Net capital as computed on page 12	**$ 842,908**

Aggregate indebtedness:

Aggregate indebtedness as reported on FOCUS REPORT	$ 149,411
Rounding	(1)
Audit adjustments:	
Decrease in accounts payable	(20,197)
Increase in accrued profit sharing plan contribution	97,287
Increase in accrued payroll	264,894
Decrease in income tax payable	(62,388)
Increase in other current liabilities	7,147
Aggregate indebtedness which should have been reported	**$ 436,153**
Aggregated indebtedness as computed on page 13	**$ 436,153**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS INCLUDED IN PART II OF
FORM X-17A-5
December 31, 2004

Reserve requirement as reported on FOCUS REPORT $8,800

Reserve requirement as computed on page 14 $8,800

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

1. Customer fully paid securities and excess margin
    securities not in the respondents possession or
    control as of the report date (for which instructions
    to reduce to possession or control had been issued as
    of report date) but for which the required action
    was not taken by respondent within the time frames
    specified under Rule 15c3-3. $ 0

    Number of items   0

2. Customers' fully paid securities and excess margin
    securities for which instructions to reduce to
    possession or control had not been issued as of the
    report date, excluding items arising from "temporary"
    lags which result from normal business operations" as
    permitted under Rule 15c3-3. $ 0

    Number of items   0

McDIRMID, MIKKELSEN & SECREST, P.S.

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

Certified Public Accountants

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Spokane, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specifies parties.

McDaniel, Mikkelson & Secrest, P.S.

January 14, 2005
Spokane, Washington